Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

FOR IMMEDIATE RELEASE

Media Contact:

Deborah Spak, (224) 948-2349

Investor Relations Contact:

Clare Trachtman, (224) 948-3085

Information Agent:

D.F. King & Co.

800-622-1649 (toll-free in the United States)

212-269-5550 (for banks and brokers)

BAXTER ANNOUNCES FINAL EXCHANGE RATIO OF 1.1591 FOR

BAXALTA EXCHANGE OFFER

DEERFIELD, Ill., May 17, 2016 – Baxter International Inc. (NYSE: BAX) (“Baxter”) announced today the final exchange ratio in connection with its previously announced offer to exchange up to 13,360,527 shares of common stock of Baxalta Incorporated (NYSE: BXLT) (“Baxalta”) that are currently owned by Baxter for shares of Baxter common stock.

For each share of Baxter common stock that is validly tendered and not validly withdrawn by a stockholder and that is accepted by Baxter pursuant to the exchange offer, Baxter will deliver 1.1591 shares of Baxalta common stock to or at the direction of such tendering stockholder.

Based on the final exchange ratio, Baxter will accept for exchange 11,526,638 shares of its common stock if the exchange offer is fully subscribed. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Baxter common stock accepted in the exchange offer may be fewer than the number of shares tendered.

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The exchange offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on Wednesday, May 18, 2016, unless the exchange offer is extended or terminated. Accordingly, Baxter stockholders may tender or withdraw their shares of Baxter common stock until that time by following the procedures described in the prospectus and related letter of transmittal. The completion of the exchange offer is subject to certain conditions as set forth in the prospectus.

For more information about the exchange offer, please contact the information agent, D.F. King.

About Baxter

Baxter International Inc. (NYSE: BAX) provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon Baxter’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

Forward-Looking Statements

This press release includes forward-looking statements, including with respect to the completion of the exchange offer. Use of the words “may,” “will,” “would,” “could,” “should,” “believes” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this press release, other than statements of historical facts, are forward-looking statements that involve certain risks and uncertainties. Factors that could cause actual results or events to differ materially from those anticipated include the matters described

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in Baxter’s and Baxalta’s filings with the Securities and Exchange Commission (the “SEC”). All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

Important Notices and Additional Information

In connection with the proposed transaction, Baxalta has filed with the SEC a registration statement on Form S-4 containing a prospectus and Baxter has filed with the SEC a Schedule TO, in each case as amended, which more fully describe the terms and conditions of the exchange offer. The registration statement on Form S-4 was declared effective by the SEC on May 13, 2016. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, SCHEDULE TO AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE AND BEFORE ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Investors and security holders may obtain a free copy of the prospectus and other documents filed by Baxter and Baxalta with the SEC at the SEC’s web site at http://www.sec.gov. Free copies of these documents and any further amendments, once available, and each of the companies’ other filings with the SEC may also be obtained, as applicable, from Baxter at www.baxter.com or Baxalta at www.baxalta.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of the prospectus.

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